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Exhibit 99.10


2/12/00


Mr. Lowell Parkas
Chairman
Carnegie International Corporation
11350 McComick Road
Executive Plaza ill, Suite 1001
Hunt Valley, MD 21031


Dear Lowell:

It is with regret that I tender my resignation as a member of the Board of Directors of Carnegie International Corporation.

Due to the distance between Carnegie's headquarters and my residence, I do not believe that it is possible for me to participate effectively in the oversight of the company.

Thank you.

                                   Sincerely,

                                                              /s/

                                   Steven R. Wood
                                   CEO, Chief Technology Officer
                                   Odyssey Technology, Inc.